BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

8 August 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

S Walters

Sandra Walters
Assistant Company Secretary

8/19

BRAMBLES ANNOUNCES SALE OF GARDEMANN

Brambles has reached agreement to sell its German equipment rental business Gardemann. The business will be sold to a leveraged buyout group (Gardemann Access Holdings GmbH) led by former Brambles managers.

The purchase consideration for the business is Euro 24.65 million. Brambles will receive Euro 18.73 million of the consideration as cash. The remaining consideration of Euro 5.92 million will be retained in the buyout group as mezzanine funding, repayable on or before 8 August 2008. In addition to the consideration outlined above, Brambles will be granted a 15% free carried interest in the buyout vehicle.

The sale will generate a profit (after tax) to Brambles of approximately Euro 5 million and will not have a material effect on the Group's earnings.

The sale of Gardemann marks the successful completion of the asset divestment programme announced by Brambles since the DLC merger. Under the programme the following businesses were divested:

- CAIB (Wagon Rental)
- Ensco
- Brambles Equipment Services Inc
- Wreckair
- North West Shipping and Towage
- United Transport
- Jardine Shipping
- Waste Energy Partners
- Gardner Perrott
- Gardemann

The proceeds from the divestment programme totalled approximately A$1.25 billion.

8 August 2002

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Ron Burke Group General Manager, Corporate Affairs	+61 (0) 2 9256 5255
	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.